Exhibit 5.1

AUDITORS’ CONSENT

We consent to the inclusion, and the incorporation by reference into the preliminary short form base PREP prospectus and registration statement of our audit report dated April 17, 2009 (except for note 20, which is as of August 25, 2009) on the consolidated balance sheets of DragonWave Inc. as at February 28, 2009 and February 29, 2008, and the consolidated statements of operations, comprehensive loss and deficit and consolidated statements of cash flows for each of the years in the two-year period ended February 28, 2009.

We also consent to the references to us and the use of our name in the Registration Statement.

Ottawa, Canada	/s/ Ernst & Young LLP
October 8, 2009.	Chartered Accountants
Licensed Public Accountants